December 18, 2012
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Cheniere Energy, Inc.
Cheniere Energy Partners, L.P.
Form 10-K for Fiscal Period Ended December 31, 2011
Filed February 24, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2012
File Nos. 1-16383 and 1-33366

Dear Mr. Mew:
In connection with comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2012, with respect to the Form 10-Ks filed by Cheniere Energy, Inc., a Delaware corporation (the “Company”), and Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), for fiscal year ended December 31, 2011 (File Nos. 1-16383 and 1-33366) (collectively, the “10-Ks”), the Company and the Partnership acknowledge the following: (i) the Company or the Partnership, as applicable, is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cheniere Energy, Inc.
Cheniere Energy Partners, L.P.

By:	Cheniere Energy Partners GP, LLC,
its general partner

/s/ Meg A. Gentle
Meg A. Gentle
Senior Vice President & Chief Financial Officer